March 30, 2017

Via EDGAR
Mr. Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission

Re:	GGP Inc. Form 10-K for the fiscal year ended December 31, 2016 Filed February 22, 2017 File No. 001-34948 Form 8-K Filed January 30, 2017 File No. 001-34948

Dear Mr. Lee:

I am writing on behalf of GGP Inc. (the “Company”, “we”, “GGP” or “our”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) contained in your correspondence dated March 20, 2017. The heading and page number below from the Company’s Annual Report on Form 10-K (“Annual Report”) and Form 8-K corresponds to the heading and page number referenced in your letter. In addition, for your convenience, I have reproduced your comments in this letter and included our responses directly below each comment. Capitalized terms not defined herein shall have the meanings given to them in the Company’s periodic reports.

SEC Comment:
Form 10-K for the fiscal year ended December 31, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures, pages 43-45

1.
In arriving at FFO, you start with net income attributable to GGP Inc. and make adjustments for redeemable non-controlling interests and preferred stock dividends. As a result, it appears FFO and ultimately Company FFO, are attributable to common shareholders and redeemable non-controlling interest holders. Please clarify and/or revise the labeling of your non-GAAP financial measures in future filings to adequately reflect what is being presented.

GGP Response:
We acknowledge the Staff’s comment and note that in future Exchange Act periodic reports, we will appropriately define FFO and Company FFO in all sections of all documents it is referenced to clarify that they are attributable to common shareholders and redeemable non-controlling common unit holders. Below is a markup of our proposed changes to the disclosure for future periodic reports including the 10-K (with the proposed addition in bold and brackets):

10-K page 42, Funds From Operations (“FFO”) and Company FFO:

The Company determines FFO based upon the definition set forth by National Association of Real Estate Investment Trusts (“NAREIT”). The Company determines FFO to be its share of consolidated net income (loss) [attributable to common shareholders and redeemable non-controlling common unit holders] computed in accordance with GAAP, excluding real estate related depreciation and amortization, excluding gains and losses from extraordinary items, excluding cumulative effects of accounting changes, excluding gains and losses from the sales of, or any impairment charges related to, previously depreciated operating properties, plus the allocable portion of FFO of unconsolidated joint ventures based upon the Company’s economic ownership interest, and all determined on a consistent basis in accordance with GAAP. As with the Company’s presentation of NOI, FFO has been reflected on a proportionate basis.

SEC Comment:
Form 8-K filed January 30, 2017
Exhibit 99.1
Highlights, page 1

2.
We note that you focus on non-GAAP financial measures such as “Company Same Store NOI” and “Company EBITDA” in your highlights section. Such a presentation causes your Non-GAAP measure to be more prominent than the most directly comparable GAAP measure. Please revise accordingly in future filings. Reference is made to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

GGP Response:
We acknowledge the Staff’s comment and note that in future Exchange Act periodic reports commencing with the 2017 first quarter 8-K, we will disclose the comparable GAAP financial measure in addition to the non-GAAP financial measure so the non-GAAP measure is not more prominent. Below is a markup of our proposed changes to the disclosure on page 1 of the 8-K (with the proposed addition in bold and brackets):

8-K page 1, Highlights:

•	[GAAP net income attributable to GGP increased 21.9% and decreased 6.3% from the prior year period for the three and twelve months ended December 31, 2016, respectively.]

•	[GAAP diluted earnings per share increased 22.1% and decreased 6.5% from the prior year period for the three and twelve months ended December 31, 2016, respectively.]

•	Company Same Store Net Operating Income (“Company Same Store NOI”) increased 5.1% and 4.4% from the prior year period for the three and twelve months ended December 31, 2016, respectively.

•
Company earnings before interest, taxes, depreciation and amortization (“Company EBITDA”) increased 6.8% and 9.3% from the prior year period for the three and twelve months ended December 31, 2016, respectively.

•	Same Store leased percentage was 97.2% at quarter end.

•	Initial rental rates for signed leases that have commenced in 2016 on a suite-to-suite basis increased 10.1% when compared to the rental rate for expiring leases.

•	Tenant sales (all less anchors) increased 0.9% on a trailing 12-month basis.

•	For the month of December, tenant sales (all less anchors) increased 2% and sales per square foot (<10,000 square feet) increased 3.1% over the prior year.

•	The Company declared a first quarter common stock dividend of $0.22 per share, an increase of 16% over the first quarter of 2016.

SEC Comment:
Exhibit 99.2
Non-GAAP Proportionate Financial Information, pages 5-6

3.
We note your presentation of the non-controlling interest holder’s proportionate share of the Company’s assets, liabilities and equity. In future filings, please revise to disclose your relationship with the non-controlling interest holders and explain how the proportionate share information was derived.

GGP Response:
We acknowledge the Staff’s comment and note that in future Exchange Act periodic reports, we will add the following footnote to the Noncontrolling Interest column:

8-K Exhibit 99.2 page 5, Noncontrolling Interest:

See Non-GAAP Supplemental Financial Measures and Definitions: Proportionate or At Share Basis on page ER5 for discussion on how this column is derived.

8-K page ER5 we will also add the following to the definition of Proportionate or At Share Basis:

The amounts in the column labeled "Noncontrolling Interests" were derived on a property-by-property basis by including the share attributable to noncontrolling interests in each line item from each individual property. The Company does not have legal claim to the noncontrolling interest of assets, liabilities, revenue, and expenses. The amount of cash each noncontrolling interest receives is based on the specific provisions of each operating agreement and varies depending on certain factors including the amount of capital contributed by each investor and whether any investors are entitled to preferential distributions.

SEC Comment:

4.
We note your column presentation of “Consolidated Properties at Share”, which represents your proportionate share exclusive of non-controlling interest. We believe presenting such consolidated information alongside other proportionate financial information is not appropriate. Furthermore, we do not believe it is appropriate to present consolidated properties at your proportionate share exclusive of non-controlling interests. Please remove and/or revise and clarify in future filings accordingly.

GGP Response:
We acknowledge the Staff’s comment and note that in future Exchange Act periodic reports, we will remove the “Consolidated Properties at Share” column and replace it to disclose the Noncontrolling Interest as a separate column with the following footnote:

8-K Exhibit 99.2 pages 6-7, Noncontrolling Interest:

See Non-GAAP Supplemental Financial Measures and Definitions: Proportionate or At Share Basis on page ER5 for discussion on how this column is derived.

8-K page ER5 we will also add the following to the definition of Proportionate or At Share Basis:

The amounts in the column labeled "Noncontrolling Interests" were derived on a property-by-property basis by including the share attributable to noncontrolling interests in each line item from each individual property.

SEC Comment:

5.	In future filings, please provide a footnote to the unconsolidated properties column either describing how this information was derived and/or referencing discussion elsewhere within your document.

GGP Response:
We acknowledge the Staff’s comment and note that in future Exchange Act periodic reports, we will disclose the following footnote on the “Unconsolidated Properties” column:

8-K Exhibit 99.2 pages 5-7, Unconsolidated Properties:

See Non-GAAP Supplemental Financial Measures and Definitions: Proportionate or At Share Basis on page ER5 for discussion on how this column is derived.

Please contact me at 312-960-5044 if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Michael Berman

Michael Berman
Executive Vice President & Chief Financial Officer